August 10, 2011

Stephanie L. Hunsaker

Senior Assistant Chief Accountant,

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	HDFC Bank Limited
Form 20-F for the Fiscal Year Ended March 31, 2010
Filed September 30, 2010
File No. 001-15216

Dear Ms. Stephanie L. Hunsaker:

We have reviewed your comments contained in your letter dated June 24, 2011 relating to the annual report on Form 20-F (the “2010 20-F”) of HDFC Bank Limited (the “Bank” or “We”) and have enclosed our responses to these comments. For your convenience, we have included your comments in this response letter followed by our response. Where indicated, we will revise our future Form 20-Fs, so long as it remains accurate and appropriate to do so.

In connection with responding to the Staff’s comments, the Bank hereby acknowledges that

•	The Bank is responsible for the adequacy and accuracy of the disclosures in its filings;

•

The Staff’s comments or changes to disclosure in response to the Staff’s comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with response to the Bank’s filings; and

•	the Bank may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact us or our attorney, Christine Raglan, Cravath, Swaine & Moore LLP (212-474-1678 (ph); 212-474-3700 (fax); craglan@cravath.com) with any questions you may have about our responses.

Sincerely,

/s/ Sashi Jagdishan
Sashi Jagdishan
Group Head Finance

Non-Performing Loans, page 63

Top Ten Non-Performing Loans, page 67

1. We note your table on page 67 showing information regarding your ten largest non-performing loans, including information relating to your share of the collateral. Please respond to the following:

•	Tell us and revise disclosures in future filing to clarify why there are ranges of percentages disclosed for your share of the collateral;

•

To the extent that you continue to believe the use of a range for your share of collateral is appropriate, please consider providing a weighted average to provide insight into your portion given the wide range of values disclosed for several of your loans; and

•

Your disclosure indicates that the collateral values are based on values set forth in the borrower’s books, and thus net realizable value of the collateral may be substantially less. Please tell us and disclose in future filings whether you obtain updated fair values of the collateral covering these loans. If you do, please provide this information in future filings.

Response to Comment 1

The Bank advises the Staff that five of the ten largest non-performing borrowers disclosed in the table on Page 67 have incurred debt under more than one type of loan facility from the Bank (for example a term loan and a working capital loan). The Bank’s share in the collateral is different for each these types of loan facilities and hence a range of percentages was disclosed.

In response to the Staff’s comment, we will also revise our disclosure to include the weighted average percentage of our share of collateral in addition to a range of percentages for our ‘Top Ten Non-Performing Loans’ as shown in the marked version below in our future Form 20-Fs, for so long as it remains accurate and appropriate to do so.

The Bank periodically carries out the following procedures for updating and assessing fair values of the collateral:

•

Inventories and receivables - (a) monthly / quarterly statements are submitted by each borrower to the Bank disclosing details of its inventories and receivables including their carrying values, (b) the Bank carries out site inspections to verify the inventories and receivables as declared by each borrower (c) the Bank also reviews and relies on the audited annual/quarterly financial statements of each borrower which, in accordance with the Indian Companies Act 1956, requires disclosures in the financial statements if in the opinion of the Company’s Board of Directors the carrying values of inventories and receivables exceed their realizable value in the ordinary course of business; and

•	In respect of immovable properties, we obtain valuation reports from authorized / empanelled valuers at least once in 3 years.

Whilst the Bank performs the above procedures to obtain updates on the fair values of the collateral, we do not consider them to be conclusive to determine the precise net realizable value of such collateral and hence we have made disclosure to this effect.

In response to Staff’s comment, we will revise our disclosure under Top Ten Non-Performing Loans on Page 67 of the 2010 20-F as shown in the marked version below in our future 20-Fs, for so long as it remains accurate and appropriate to do so.

REVISED DISCLOSURE: Top Ten Non-Performing Loans

The following table sets forth information regarding our ten largest non-performing loans. The table also sets forth ~~the value (as set forth on the borrower’s books) of collateral securing the loans~~ the range of our share in the collateral for different types of facilities along with our weighted average share of collateral value. ~~However, the net realizable value of such collateral may be substantially less, if anything~~. We periodically obtain details of collateral from borrowers and external valuation reports and carry out certain procedures for updating and assessing fair values of collateral however these procedures may not be conclusive to determine the precise net realizable values of any such collateral, which may be substantially less.

At March 31, 2010

							Collateral - our share
	Industry	Type of banking arrangement	Gross principal outstanding		Principal outstanding net of allowance for credit losses		Range	Weighted average share of collateral value	Currently servicing all payments
			(in millions)		(in millions)		(in percentages)	(in percentage)

Borrower 1	Wholesale / Retail Trade	Multiple	Rs.	1,487.7	Rs.	—	11.9 to 19.0	*	No

Borrower 2	Food and Beverage	Consortium		695.0		609.2	2.3 to 57.4	31.1	Yes

Borrower 3	Construction	Multiple		553.8		—	5.0	*	No

Borrower 4	Drugs and Pharmaceuticals	Consortium		383.5		318.7	5.7	5.7	Yes

Borrower 5	Wholesale / Retail Trade	Consortium		304.4		113.9	7.2 to 100	14.9	No

Borrower 6	Consumer Durables	Consortium		189.4		66.8	20.0	20.0	No

Borrower 7	Textiles & Garments	Multiple		171.7		22.6	8.0 to 100	9.4	No

Borrower 8	Iron and Steel	Consortium		149.6		22.9	3.6	3.6	No

Borrower 9	Textiles & Garments	Multiple		169.9		80.5	9.8 to 100	10.5	No

Borrower 10	Paper, Printing and Stationery	Consortium		156.7		120.9	8.6	8.6	No

			Rs.	4,261.7	Rs.	1,355.5

*	Collateral values determined to be Nil

Supervision and Regulation

Loan Loss Provisions and Non-Performing Assets, page 118

2. We note your disclosure regarding RBI provisioning guidelines, as well as your disclosure that these guidelines are applied for the calculation of impaired assets under Indian GAAP. Please tell us whether there is any interaction between the RBI provisioning guidelines and your loan loss reserves determined in accordance with U.S. GAAP. If so, revise your future filings to specifically explain whether your historical loss rates meet or exceed RBI guidelines and discuss the interaction of provisioning under the two models.

Response to Comment 2

The Bank advises the Staff that the RBI provisioning guidelines stipulate the minimum provisioning that Banks in India need to record against their impaired assets. These guidelines are considered for the calculation of impaired assets under Indian GAAP. For our consolidated financial statements prepared in accordance with U.S. GAAP, loan loss reserves are determined in accordance with ASC 310 and as described on Page 71 in the Management’s Discussion and Analysis Section and on Page F-11 under Summary of Significant Accounting Policies of 2010 20-F for the fiscal year ended March 31, 2010. There is no interaction between the RBI provisioning guidelines and the loan loss reserves determined in accordance with U.S. GAAP which have been calculated independently.

In response to the Staff’s comment, to clarify, we will revise the first paragraph under ‘Loan Loss Provisions and Non-Performing assets’ on Page 118 of the 2010 20-F as shown in the marked version below in our future 20-Fs, for so long as it remains accurate and appropriate to do so:

REVISED DISCLOSURE: Loan Loss Provisions and Non-Performing Assets

In April 1992, the RBI issued formal guidelines on income recognition, asset classification, provisioning standards and the valuation of investments applicable to banks, which are revised from time to time. These guidelines are applied for the calculation of impaired assets under Indian GAAP. For our consolidated financial statements prepared in accordance with US GAAP, loan loss provision is made in accordance with ASC 310 and as described on Page 71 under Management’s Discussion and Analysis Section and in Page F-11 under Summary of Significant Accounting Policies.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-5

3. We note the line item “exchange (gain) loss” in the operating activities section of your consolidated statements of cash flows for the fiscal year ended March 31, 2010, as well as the line item “effect of exchange rate changes on cash and cash equivalents” for the fiscal year ended March 31, 2010 only. Please tell us the driving factors behind these line items and why there was no activity prior to the fiscal year ended March 31, 2010.

Response to Comment 3

The “exchange gain (loss)” in the operating activities of our cash flows for the fiscal year ended March 31, 2010 and the “effect of exchange rate changes on cash and cash equivalents” for the fiscal year ended March 31, 2010 relates to the effect of exchange rate changes on assets and liabilities denominated in foreign currency. The Bank advises the Staff that substantially all of our business is sourced from the domestic market in India. The Bank has only one foreign branch which commenced operations in September 2008. As disclosed in note 1 (o) to the Consolidated Financial Statements included in the Form 20-F, Summary of Significant Accounting Policies, the functional currency of the Bank is Indian Rupees and the functional currency of its foreign branch is US dollars. As at March 31, 2008, 2009 and 2010, our foreign currency assets, consisting mainly of foreign currency loans and cash balances, as a percentage of total assets, were 2.7%, 2.6% and 4.2%, respectively, and our foreign currency liabilities, consisting mainly of foreign currency borrowings, as a percentage to total liabilities, were 4.2%, 2.8% and 3.1%, respectively.

In the fiscal year ended March 31, 2010, we adjusted and separately disclosed the effect of foreign exchange rate changes on cash in accordance with the requirements of ASC 830-230-45-1, Statement of Cash Flows, as we anticipated continuing increases in our foreign currency transactions and operations. The effect of unrealized exchange rate changes were separately reported as “exchange gain (loss)” in the operating activities of our cash flows for the year ended March 31, 2010 as these unrealized exchange rate changes did not by themselves give rise to any cash flows.

In the fiscal year ended March 31, 2008 and 2009, we did not adjust and separately disclose the effect of exchange rate changes on our assets and liabilities denominated in foreign currency in the Statement of Cash Flow because the effects of these rate changes were not material. In the fiscal year ended March 31, 2008 and 2009, the effect of exchange rate changes on cash flows from operating, investing and financing activities was as follows:

	Fiscal year ended March 31, 2008		Fiscal year ended March 31, 2009
	Amount (Rs. in million)	Percentage increase / (decrease) as compared to that reported in the Consolidated Financial Statements	Amount (Rs. in million)	Percentage increase / (decrease) as compared to that reported in the Consolidated Financial Statements
Increase/ (decrease) in cash flows from operating activities	211.4	0.43	(856.6)	(0.68)
Increase / (decrease) in cash flows from investing activities	27.2	0.01	691.0	0.30
Increase/ (decrease) in cash flows from financing activities	(1,901.3)	(0.48)	(3,020.5)	(2.31)

The effect of exchange rate changes on cash was Rs. 1,662.7 million and Rs. 3,186.1 million for the fiscal years ended March 31, 2008 and 2009, respectively, representing 1.13 % and 1.86%, respectively, of the cash and cash equivalents reported in the Statement of Cash Flows in the Consolidated Financial Statements included in the Form 20-F for the fiscal year ended March 31, 2008 and 2009.

1. Business combination, page F-18

4. We note that you recorded a branch network intangible asset in connection with your acquisition of Centurion Bank of Punjab Limited in May 2008. Please respond to the following:

•	Tell us more about the nature of the intangible asset;

•	Tell us how fair value was determined; and

•	Tell us how you concluded that it met the criteria for separate recognition in paragraph 39 of SFAS 141.

Response to Comment 4

The Bank advises the Staff that the branch network represents contractual and non-contractual customer relationships developed/ established by the CBoP’s branches, extension counters and ATMs across India (collectively referred to as the “branch network”). The intangible asset described as ‘Customer relationship’ on page F-19 of the Consolidated Financial Statements included in the Form 20-F for the fiscal year ended March 31, 2010 represented the customer list associated with these branches which was separately valued.

The branch network enables us to provide various banking services to branch customers, such as deposits, financing loans, cash withdrawals, checking of account balances, distributing third party financial products and advisory services. In accordance with paragraph 39 of SFAS 141, the branch network or these relationships have been recognized as customer relationship intangible asset as they arise either from contractual relationship or can be sold or transferred in combination with a related contract, asset, or liability. The customer list enables us to sell products and services such as credit and debit cards, custody and depository services, services related to payment and collection of taxes and sale of gold and silver bars which were not provided by CBoP.

The fair value of the branch network intangible asset was determined, with assistance from an external fair value specialist, considering the following approach:

•

Income Approach (Incremental Income Method) was used. We determined the incremental income earned by having such a branch network of CBoP in place as on the acquisition date, as opposed to a scenario where a similar branch network had to be developed by us over a period of time.

•

The incremental income was arrived at by considering what could be the probable maintainable income that a market participant could earn because of the benefit of having these branches/ relationships in place.

•	The income and costs were projected for future periods and the net income was discounted to its present value.

•	A period of projection of 6 years was based on the time it would take the Bank to develop a branch network of a similar scale to what we acquired through CBoP.

•	The discount rate considered for the present value computations was determined using the Capital Asset Pricing Model.

•	The value of the customer list/ database associated with these branches was excluded and separately valued.

In response to the Staff’s comment, in future filings we will clarify the nature of branch network to indicate that this represents contractual and non-contractual customer relationships. We will also revise the disclosure to disclose customer list, which in the Consolidated Financial Statements included in the Form 20-F for the year ended March 31, 2010 has been described as ‘Customer relationship’.

6. Investments, available for sale, page F-21

5. We note your disclosure on page F-22 that you did not hold any debt securities with credit losses for which a portion of your other than temporary impairment was recognized in other comprehensive income. Please revise future filings to disclose if you recognized the entire amount of impairment in earnings because you intended to sell the securities or whether it is because it was more likely than not that you would be required to sell the securities before recovery of their amortized cost basis less any current-period credit loss. If neither of these is true, please revise future filings to disclose the factors considered when concluding that the entire amount of the other than temporary decline in fair value was related to credit and provide the disclosures required by ASC 320-10-50-8A.

Response to Comment 5

The Bank advises the Staff that the entire amount of impairment was recorded in earnings because the Bank intended to sell the securities before the recovery of their amortized cost.

In response to the Staff’s comment, we will revise the disclosure under ‘Investments, available for sale’ on page F- 22 as shown in the marked version below in our future 20-Fs, so long as it remains accurate and appropriate to do so:

REVISED DISCLOSURE: Investments, available for sale

In April 2009, the Bank adopted the new accounting guidance for OTTI stated in FASB ASC 320-10. This pertains to recognition and presentation of other-than-temporary impairments which was issued on April 9, 2009 (formerly issued as FSP No. FAS 115-2 and FAS 124-2 “Recognition and Presentation of Other-Than-Temporary Impairments”). The Bank did not record a transition adjustment for securities held at March 31, 2009 that were previously considered other-than-temporarily impaired. The Bank conducts a review each year to identify and evaluate investments that have indications of possible impairment. An investment in an equity or debt security is impaired if its fair value falls below its cost and the decline is considered other than temporary. Factors considered in determining whether a loss is temporary include length of time and extent to which fair value has been below cost, the financial condition and near term prospects of the issuer, and the Bank’s ability and intent to hold the investment for a period sufficient to allow for any anticipated recovery. The Bank evaluated the impaired investments and has fully recognized an expense of Rs. 211.3 million, Rs. 112.4 million and Rs. 445.5 million (US$ 9.9 million) as other than temporary impairment in fiscal year 2008, 2009 and 2010 respectively, because the Bank intends to sell the securities before recovery of their amortized cost. The Bank believes that the other unrealized losses on its investments in equity and debt securities as of March 31, 2010 are temporary in nature. ……….

11. Sales/transfer of receivables, page F-27

6. We note your assumptions regarding credit losses related to your valuation of your retained interests in finance receivables of sales completed during the years ended March 31, 2009 and March 31, 2010 and that this assumption was based on historical losses of a similar portfolio. We further note that in the table below, the actual amount of credit losses as a percentage of the outstanding receivable balances held by QSPEs is higher than the assumptions used to value newly originated retained interests. Please revise your disclosure in future filings to reconcile this apparent inconsistency and explain if the newly originated retained interests resulted from sales or securitizations of receivables that are dissimilar to those previously sold to QSPEs. If you sell or securitize more than one type of receivable, please revise these disclosures to provide information specific to each major category of receivable securitized.

Response to Comment 6

The Bank advises the Staff that as at March 31, 2009 and 2010, retained interests as a percentage of the total assets were 0.07% and 0.03%, respectively, and retained interests as a percentage of finance receivables held by QSPEs as at March 31, 2009 and 2010 were 3.45% and 3.61%, respectively. The retained interests originated were measured using a credit loss assumption of 2%, which was based on historical losses and specific risk characteristics of the asset portfolio being transacted and therefore the credit loss assumption used in valuing the retained interests was not lower than the actual credit loss incurred. However, the credit loss assumption was inadvertently (because of typographical error) disclosed as 0.2% in note 11, Sales/ transfer of Receivables, to the Consolidated Financial Statements instead of 2%, which we will revise in future filings. In the fiscal year ended March 31, 2008, our sale and securitization transactions were substantially related to vehicle loans. In the fiscal year ended March 31, 2009, our sale and securitization related both to housing/property (substantially comprising housing which was acquired through CBoP acquisition) and vehicle loans, which represented 63% and 37%, respectively, of the total finance receivables derecognized during the fiscal year ended March 31, 2009. There were no securitizations or sale transactions during the year ended March 31, 2010 and 2011. We expect that future sales/ securitization transactions will substantially relate to vehicle loans. However, in the event we enter into sale/ securitization transaction of other loan categories we will disclose these categories separately in future filings.

24. Segment Information, page F-47

7. Please tell us why “net interest revenue” for the Treasury Services segment decreased from Rs. 2,974.3 million for the fiscal year ended March 31, 2009 to a negative interest revenue of Rs. 90.9 million for the fiscal year ended March 31, 2010. Furthermore, we note per the U.S. GAAP half year results filed on Form 6-K dated April 8, 2011 that the net interest revenue for Treasury Services for the six months ended September 30, 2009 was Rs. 1,509.3 million, indicating that the large reduction in net interest revenue occurred during the last six months of the fiscal year ended March 31, 2010. In future filings, please discuss the types of activities that affect net interest revenue for the Treasury Services segment.

Response to Comment 7

The Bank advises the Staff that in addition to the activities described on Page F-48 of the 2010 20-F, the treasury services segment also undertakes the activity of investing and managing investments in government securities. Additionally, short and long-term borrowings are incurred and serviced by the segment. The net interest revenue from the Treasury Services segment mainly relates to these investments and borrowings.

Net interest revenue for the Treasury Services segment amounted to Rs. 2,974.3 million, Rs. (90.9) million and Rs. 1,509.3 million for the fiscal years ended March 31, 2009 and 2010, and for the six months ended September 30, 2009, respectively. The decrease in the net interest revenue was mainly on account of sale of government securities during the three month period ended September 30, 2009.

Our Treasury Services segment sold government securities with an amortized cost of Rs. 106.7 billion for cash proceeds of Rs. 111.03 billion resulting in a significant reduction in the average holding of securities in the Treasury Segment as at September 30, 2009 and March 31, 2010, as compared to March 31, 2009. We sold these government securities to realize the increase in their fair values consequent to reduction in market interest rates.

As a result of this sale and reduced average balance of the securities in the Treasury Segment, the interest earnings in the second half of fiscal 2010 decreased significantly. The profit from the sale is included in the non-interest revenue of Treasury Services segment, which increased from Rs. 874.0 million for the fiscal year ended March 31, 2009 to Rs. 6,381 million for the six months ended September 30, 2009 and Rs. 6,916.7 million for the fiscal year ended March 31, 2010.

In response to the Staff’s comment, to clarify the activities that affect net interest revenue, we will revise the Treasury Services segment description under ‘Segment information’ on Page F-48 of the 2010 20-F as shown in the marked version below in our future 20-Fs, for so long as it remains accurate and appropriate to do so.

REVISED DISCLOSURE: Segment information

The treasury services segment undertakes trading operations on the proprietary account (including investments in government securities), foreign exchange operations, and derivatives trading both on the proprietary account and customer flows, and borrowings. Revenues of the treasury services segment primarily consist of and fees and gains and losses from trading operations and of net interest revenue/ expense from investments in government securities and borrowings. Revenues from foreign exchange and derivative operations and customer flows are classified under the retail or wholesale segments depending on the profile of the customer.

26. Related party transactions, page F-50

8. We ne note your disclosure on page F-51 of fees and commissions generated with related parties, and specifically the Rs. 5,338.8 million related to fees and commissions for the year ended March 31, 2010. Please respond to the following:

•	Provide additional disclosure in future filings about the nature of the “other” related parties with which you conduct these transactions; and

•

Clarify in future filings which line item these transactions are reflected in on your consolidated income statement. In this regard, fees and commissions appears to be a non-interest revenue line item, but the total of your total disclosure indicates that this is a “net expense incurred related to related parties.”

Response to Comment 8

The Bank advises the Staff that “Other” related parties primarily consists of subsidiaries of HDFC Limited, the Bank’s principal shareholder and associates of the Bank.

These transactions are reflected in our consolidated income statement in the same line items as disclosed in the table. Further, we clarify to the Staff that fees and commission is a non-interest revenue line item and the ‘total’ was intended to mean “Income from related parties”.

In response to the Staff’s comment, we will revise our disclosure under ‘Related party transactions’ on Page F- 50 as shown in the marked version below in our future 20-Fs, for so long as it remains accurate and appropriate to do so:

REVISED DISCLOSURE: Related party transactions

The Bank’s principal related parties consist of HDFC Limited, its principal owner, subsidiaries of HDFC Limited and ~~its~~ associates of the Bank. Transactions disclosed under “others” primarily consist of transactions with subsidiaries of HDFC Limited and associates of the Bank. The Bank enters into transactions with its related parties, such as providing banking services, sharing costs and service providers, purchasing services, making joint investments, and borrowing from related parties and subletting premises. The Bank is prohibited from making loans to companies with which it has directors in common. The Bank, being an authorized dealer, deals in foreign exchange and derivative transactions with certain parties which include the principal owner and related companies. The foreign exchange and derivative transactions are undertaken in line with the RBI guidelines. The Bank’s related party balances and transactions are summarized as follows: -----------

Included in the determination of net income are the following significant transactions with related parties:

	As of March 31,
	2008			2009			2010
	Principal owner	Others	Total	Principal owner	Others	Total	Principal owner	Others	Total	Total
	(In millions)
Non-interest revenue - Fees and commissions	Rs. 520.1	Rs. 2,441.2	Rs. 2,961.3	Rs. 557.6	Rs. 5,000.6	Rs. 5,558.2	Rs. 769.0	Rs. 5,338.8	Rs. 6,107.8	US$	135.9
Interest and Dividend revenue	—	14.1	14.1	—	22.1	22.1	—	25.8	25.8		0.6
Non-interest expense - Premises and equipment	(10.6)	(8.7)	(19.3)	(6.9)	(7.6)	(14.5)	(8.5)	(13.7)	(22.2)		(0.5)

~~Net expense incurred to related parties for service provided~~	~~Rs. 509.5~~	~~Rs. 2,446.6~~	~~Rs. 2,956.1~~	~~Rs. 550.7~~	~~Rs. 5,015.1~~	~~Rs. 5,565.8~~	~~Rs. 760.5~~	~~Rs. 5,350.9~~	~~Rs. 6,111.4~~	~~US$~~	~~136.0~~

29. Subsidiaries, page F-53

9. We note your disclosure that you hold 46.54% of the equity interests in Atlas Documentary Facilitators Company Private Ltd. and that members of your management team as well as other employees hold an equity stake in the equity share capital. Please provide us with your analysis supporting your conclusion that consolidation was appropriate.

Response to Comment 9

Atlas Documentary Facilitators Company Private Limited (ADFC) provides back office processing services to the Bank. The Bank holds 46.54% of the equity interests in ADFC and 38.7% of the equity interests of ADFC are held by Bank employees, including an ex-employee who is currently a director of another subsidiary of the Bank. The Bank has not made additional disclosures in its 2010 20-F to discuss the basis for consolidation of ADFC as ADFC is immaterial to the consolidated financial statements of the Bank. As of and for the year ended March 31, 2010, consolidation of ADFC impacted the total assets, total liabilities, non-interest revenue, non-interest expense and net income before non-controlling interest by 0.01%, 0.02%, 0.08%, 0.17% and 0.33%, respectively. As of and for the year ended March 31, 2009, consolidation of ADFC impacted the total assets, total liabilities, non-interest revenue, non-interest expense and net income before non-controlling interest by 0.01%, 0.01%, 0.31%, 0.01% and 0.54%, respectively.

We considered the following factors to conclude that the Bank has substantive control over ADFC and accordingly consolidation was appropriate:

•	The Board of Directors is appointed by the Bank, a majority of who are employees of the Bank;

•	ADFC’s Chief Executive Officer is a Bank employee who has been seconded to ADFC; and

•

ADFC provides back office processing services to the Bank; it has no other customers and it operates on a cost-plus model and receives a fixed margin percentage over its costs for activities performed.